SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sandra Odell
Sandra Odell
Assistant Group Secretary

Prudential plc

US interim financial statements for the period ended 30 June 2012

The US interim financial statements for the period ended 30 June 2012 were filed with the Securities and Exchange Commission on 22 October 2012. A copy has been submitted to the National Storage Mechanism and will shortly be available at www.hemscott.com/nsm.do. The interim financial statements are also available on the Company’s website at www.prudential.co.uk

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

Contact name for Enquiries

Julia Kitteringham, Group Secretariat

020 3480 6249

Company official responsible for making notification

Alan Porter, Company Secretary